

OFFERING MEMORANDUM

facilitated by



B-Side the Tracks Brewing Co.

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	B-Side the Tracks Brewing Co.
State of Organization	GA
Date of Formation	11/04/2020
Entity Type	Corporation
Street Address	1379 Hill Dr SW, Conyers GA, 30094
Website Address	https://www.facebook.com/BSideTracksConyers

(B) Directors and Officers of the Company

Key Person	Amy Johnson
Position with the Company Title First Year	 President and Brewmaster 2020
Other business experience (last three years)	• **President & Brewmaster** (*B-Side the Tracks Brewing*) 2020 - Present • Amy has been in the Accounting and Finance world since she was old enough to punch the keys on an adding machine. More than that, she's wildly organized and finds every opportunity to perform on stage with OnStage Atlanta. HOWEVER, Now, she a graduate of the American Brewers Guild Intensive Brewing Science and Engineering Degree Program and has been working at Terrapin Beer in Athens, Georgia. Whoa!

Key Person	Thomas Johnson
Position with the Company Title First Year	 Vice-President 2020
Other business experience (last three years)	**Promotional Products Distributor** (*tjSTUDIO - Self-employed, 3-15-2008 - N/A*) — *Owner* Incorporated in 2008 as a freelance graphic design company and Promotional Products Dealer for small businesses located in Conyers and the Greater Atlanta Area. · Art Director, Graphic Designer · Member, Conyers-Rockdale Chamber of Commerce since 2008 · Member Conyers-Rockdale Chamber of Commerce Governmental Affairs Committee Certified Trained Advertising Specialist Designation

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Amy Johnson	55%
Thomas Johnson	45%

(D) The Company's Business and Business Plan

Our Vision

An, open-concept area, with bar seating and sixteen beer taps serving B-Side the Tracks Craft Beer and flavored-to-order hard seltzer, Craft cocktails made with B-Side the Tracks distilled spirits, high-top tables and booth seating for 75+, and a rooftop patio including a stage for live music.

- The Brewery can be rented out (in whole or in part) for private events for weddings, birthdays, corporate meetings, and other celebrations.
- The Brewers' table located inside the brewing area can be reserved for private events as well as the rooftop patio
- We will provide standard or custom catering menus and even custom-crafted beer that can be specifically designed and created for any event.
- Inside the Brewery production area will be a Brewers' Table that will be used for taproom tastings, private events and Our Exclusive B-Side the Tracks Beer and Food Pairing Course.

The Company

B-Side the Tracks Brewing Company will be the first Brewery and Distillery in Conyers, Georgia, a 5,279 sq ft building that will house the Brewery and Restaurant and roof-top patio for live music and events. B-Side the Tracks' line of products and services will feature:

- A unique, upscale, local restaurant, serving Farm-fresh, local produce with seating for 75 plus bar service
- The production space will feature a 15 barrel Brewery for a line of Craft Beers and a Micro-Distillery for Craft Spirits
- Plans are to offer 6 varieties of beer at opening as well as flavored-to-order Hard-Seltzer, with expansion to a full line of up to 15 beers and Vodka, Rum, Gin, Whiskey and (eventually) a Barrel-aged Bourbon in the line of distilled spirits
- We're building this place as a reason to celebrate the friends in our lives and welcome new friends into our lives. And we're making the food and drinks to celebrate them with.

Our Location

Our vision for the space is for the facility to become a "Third Place," a term being used to describe non-home, non-work environments where people gather for social and civic engagement, and to build a sense of community – a place where everyone is welcome.

The Team

Amy Johnson, Founder & BrewMaster

Amy has been in the Accounting and Finance world since she was old enough to punch the keys on an adding machine. More than that, she's wildly organized and finds every opportunity to perform on stage with OnStage Atlanta. HOWEVER, Now, she a graduate of the American Brewers Guild Intensive Brewing Science and Engineering Degree Program and has been working at Terrapin Beer in Athens, Georgia. Whoa!

The Good Old Days of Property Management: Amy was in Property Management for over 10 years. With Schaedle/Worthington Residential (and SWH Property Management), she was the Accounting Manager, Development Controller and Partnership Accountant, responsible for supervising the Property and Development Accountants, and preparing 141 tax returns in 9 states each year, analyzing balance sheets, maintaining all permanent files, providing analysis and distribution of proceeds from sales of properties, preparing draw and development expense reconciliations, monthly journal entries, reviewing checks before signing, liaising with Property Tax Accountants and working directly with Senior management and the Owners.

Amy's next step up was with HMI Property Solutions, Inc. where she was the Controller and Network Administrator. She handled the entire accounting, financial
reporting, reconciliation and analysis functions for 18 entities including notes to
financial statements and cash flow reports. As the Network Administrator, she
purchased, con- figured and installed all new computer hardware and software, along with troubleshooting, password security, ran Help Desk support for every user, and was the liaison for the property management software tech support and external
computer consultants. She was awarded the Employee of the Year Award while a work-at- home-mom raising our youngest daughter (the Wonder Woman thing).

Bright Lghts - Big City: Amy's next opportunity was as Finance and Technology Director with Kairos Development Corporation (developers of such residential and commercial properties as The Aramore, The Astoria, BuggyWorks, Jefferson Station and Avignon at Vinings) where she was finally able to climb over 15 stories to the top of the Astoria building on a construction crane perched over Peachtree Road (more of the Wonder Woman thing). After that, the topping-off party was routine fun for her.

Give me the Beads: Amy was formerly, the Controller with Cellofoam North America, Inc. who manufactures expanded polystyrene products for the building supply, packaging and construction industries. She manages the A/R, A/P and Accounting staff, prepares the monthly, quarterly, annual, and special financial reports for each one of the 13 locations in 5 states, and also serves as the 401k plan administrator.

At this point Wonder Woman has nothing on Amy. And when she talks about brewing beer for Terrapin, and soon to be brewing her own beers... you know it's her dream come true.

Tom Johnson, Founder & Executive Chef

Tom is a US Army Veteran, and he has a Bachelor's Degree in Accounting from the University of South Alabama as well as an Associates Degree in Graphic Design and Advertising from the Art Institute of Atlanta where he graduated with Honors. He's also a graduate from the University or Vermont's Business of Craft Beer Professional Certificate Program and runs a Promotional Products business in his 'spare' time.

Sales with a bit of McGuyver: Tom spent 10 years in retail management with Radio Shack after he graduated from USA. He'd been working part-time as a salesman while in college. When he graduated, he was accepted into the Corporate Management Training program in Fort Worth, and a few weeks after he graduated, he was offered his own store in Pensacola, Florida. His jack-of-all-trades personality kicked in and he hopped between Pensacola, FL and Mobile, AL stores. He remodeled all the stores he was picked to manage, winning sales performance awards at each of them. His store in Milton, FL sold $57,000 worth of cellphones in one weekend (the bag phones and the brick phones). He was promoted to District Sales Manager Trainee and awarded both of the Radio Shack stores in Lenox Mall to remodel and eventually bring to million dollar store status.

Tom has never met a circuit board, kitchen appliance, poorly built home, shower, sink, garbage disposal, pool pump, Mac or PC that ever got the best of him. He was watching a video about what it takes to be a brewery owner a few weeks ago and they said that someone on staff needs to be able to handle fixing pumps and motors and bandaging up other equipment from time to time. Check, he's got it under control.

'Drawing' on his passion: Tom really wanted to be an Architect when
he grew up (and interned for one during High School). So, going back to school for a degree in graphic design seemed like a good compromise when his new girlfriend said she wasn't waiting for 5 more years to get married. Enter Amy. While he was attending the Art Institute, he wiggled himself into a job as an intern at Fletcher Martin and Associates and was hired full time after graduation. He worked on advertising campaigns for Arby's, Mrs. Winners and Lee's Chicken, the Inaugural Season of the Atlanta Thrashers and helped break the phone bank for the Georgia Ride-Find Campaign due to all the calls from the advertisements. He went on to Bayless Cronin and worked on the Hawks and Church's Chicken accounts and years later, finally ended up as the sole Art Director for a Management Consulting firm after winning several design awards. He started his own Promotional Products Design and Consulting business after a layoff there.

Wrapping it all up: Advertising, Marketing, Promotional Products, broken pumps, computers, sales and running wire to a tent 4 kilometers from HQ in the rain, Tom can get it done. An instructor of his at the Art Institute wrote a recommendation for him that said, "Tom could dig an aqueduct to rival the Romans with nothing but a spoon." Tom is also preparing for the next season of Master Chef.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$65,000
Offering Deadline	June 24, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$175,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Brewery Equipment, Shipping and Installation	$61,100	$84,600
Rooftop Patio	$0	$79,900
Mainvest Compensation	$3,900	$10,500
TOTAL	$65,000	$175,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.5 - 6.7%[2]
Payment Deadline	2027-12-31
Maximum Payment Multiple	1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.86%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.5% and a maximum rate of 6.7% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$65,000	2.5%
$92,500	3.5%
$120,000	4.6%
$147,500	5.7%
$175,000	6.7%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Common Stock
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	These Securities have Voting Rights
How these securities differ from the revenue sharing notes being offered to investors	Common Stocks are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Amy Johnson	55%
Thomas Johnson	45%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

B-Side the Tracks Brewing Company was established in November 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,641,000	$1,805,100	$1,931,457	$2,028,029	$2,088,869
Cost of Goods Sold	$555,000	$610,500	$653,235	$685,896	$706,472
Gross Profit	$1,086,000	$1,194,600	$1,278,222	$1,342,133	$1,382,397
EXPENSES					
Utilities	$120,000	$123,000	$126,075	$129,226	$132,456
Salaries	$520,910	$573,001	$613,111	$643,766	$663,078
Insurance	$22,000	$22,550	$23,113	$23,690	$24,282
Legal & Professional Fees	$9,050	$9,276	$9,507	$9,744	$9,987
Repairs & Maintenance	$34,000	$34,850	$35,721	$36,614	$37,529
Office Expense	$3,600	$3,690	$3,782	$3,876	$3,972
Inventory	$90,000	$92,250	$94,556	$96,919	$99,341
Keg Rental	$6,000	$6,150	$6,303	$6,460	$6,621
Cleaning	$13,000	$13,325	$13,658	$13,999	$14,348
SBA Loan	$150,000	$150,000	$150,000	$150,000	$150,000
Operating Profit	$117,440	$166,508	$202,396	$227,839	$240,783

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V